Exhibit 12.1

American Airlines Group Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(In millions)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Income (loss) before income taxes	$4,616	$3,212	$(2,180)	$(2,445)	$(1,979)
Add: Total fixed charges (per below)	1,836	1,931	1,983	1,586	1,910
Less: Interest capitalized	52	61	47	50	40

Total earnings (loss) before income taxes	$6,400	$5,082	$(244)	$(909)	$(109)

Fixed charges:
Interest (1)	$932	$948	$902	$682	$852
Portion of rental expense representative of the interest factor	904	983	1,081	904	1,058

Total fixed charges	$1,836	$1,931	$1,983	$1,586	$1,910

Ratio of earnings to fixed charges	3.5	2.6	—	—	—

Coverage deficiency	$—	$—	$2,227	$2,495	$2,019

(1)	The twelve months ended December 31, 2014 includes non-cash interest accretion related to Bankruptcy Settlement Obligations.